EXHIBIT 99.1

China Finance Online Co. Limited’s 2014 Annual General Meeting as a publicly traded company was held in Beijing at 10:00 am (Beijing time) on June 27, 2014

Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China

At this annual general meeting of shareholders (the “Meeting”) of China Finance Online Co. Limited (the “Company”), seven proposals were submitted.

The results of this Meeting are as follows:

1.	Mr. Rongquan Leng was re-elected as a Director of the Company;

2.	Mr. Jun Wang was re-elected as a Director of the Company;

3.
The shareholders approved the appointment of Grant Thornton China as independent auditors of the Company for a term ending on the date of the next annual general meeting of shareholders to be held in 2015 and authorized the board of directors to determine their remuneration;

4.
The shareholders approved the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2013 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from May 6, 2014, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from May 6, 2014, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from May 30, 2014, or through the website of SEC, at www.sec.gov, starting from May 30, 2014;

5.
The shareholders approved the Company’s 2014 Stock Incentive Plan (“2014 Plan”) and authorized our board of directors to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the 2014 Plan including without limitation:

(a)        administering the 2014 Plan and granting awards under the 2014 Plan;

(b)        modifying and/or amending the rules of the 2014 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2014 Plan relating to modification and/or amendment; and

(c)        issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the awards granted under the 2014 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders;

6.
The shareholders approved the amendment to the Company’s 2007 Equity Incentive Plan (“Amended 2007 Plan”) and authorized the directors of the Company to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the Amended 2007 Plan including without limitation:

(a)         administering the Amended 2007 Plan and granting awards under the Amended 2007  Plan;

(b)        modifying and/or amending the rules of the Amended 2007 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Amended 2007 Plan relating to modification and/or amendment; and

(c)        issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the awards granted under the Amended 2007 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders; and

7.
The shareholders authorized our board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

About China Finance Online Co. Limited

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with access to stocks, commodities, mutual funds and wealth management products. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked as top financial web sites in China and have enormous active user bases. In addition to the web-based stock trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

For further information please contact:

Julie Zhu
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com